SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              AMENDMENT NO.   )*


NAME OF ISSUER:  Allegheny Teledyne, Inc.

TITLE OF CLASS OF SECURITIES:  Allegheny Teledyne, Inc.
   UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
   COMMON STOCK

CUSIP NO: 017415 10 0

FEE BEING PAID:   Yes

 (1) NAMES OF REPORTING PERSONS:   J. P. MORGAN & CO., INCORPORATED
     S.S.  OR  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:    13-2625764

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A)
                                                          (B)

 (3) SEC USE ONLY

 (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
          (5) SOLE POWER TO VOTE:	11,817,316	SHARES
          (6) SHARED POWER TO VOTE:	216,171	SHARES
          (7) SOLE POWER TO DISPOSE:	18,285,427	SHARES
          (8) SHARED POWER TO DISPOSE:	351,675	SHARES

 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                          18,641,707 SHARES

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  10.6 %

(12) TYPE OF REPORTING PERSON:  HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO:                                 		DATE: August 30, 1996

FEE BEING PAID:       Yes

ITEM 1  (a)  NAME OF ISSUER:  Allegheny Teledyne, Inc.

ITEM 1  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                     1000 Six PPG Place
                                     Pittsburgh, Pennsylvania 15222

ITEM 2  (a)  NAME OF PERSON FILING: J. P. MORGAN & CO., INCORPORATED

ITEM 2  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                                     60 WALL STREET
                                     NEW YORK, N. Y. 10260

ITEM 2  (c)  CITIZENSHIP UNITED STATES

ITEM 2  (d)  TITLE OF CLASS OF SECURITIES:
                                Allegheny Teledyne, Inc.

                UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A COMMON STOCK

ITEM 2  (e)  CUSIP NO: 017415 10 0

ITEM 3  TYPE OF PERSON:  (g) PARENT HOLDING COMPANY

ITEM 4  (a)  AMOUNT BENEFICIALLY OWNED:    18,641,707 SHARES,
             INCLUDING 0 SHARES WHERE THERE IS A RIGHT TO ACQUIRE.

ITEM 4  (b)  PERCENT OF CLASS:  10.6 %

ITEM 4  (c)     (i) SOLE POWER TO VOTE:	11,817,316	SHARES
               (ii) SHARED POWER TO VOTE:	216,171	SHARES
              (iii) SOLE POWER TO DISPOSE:	18,285,427	SHARES
               (iv) SHARED POWER TO DISPOSE:	351,675	SHARES

ITEM 5  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:    Not Applicable

ITEM 6  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:

     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS, UNLESS SUCH PERSON IS IDENTIFIED BELOW.

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
          MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(b) BANK
          J.P. MORGAN INVESTMENT MANAGEMENT INC. - 3(e) INVESTMENT ADVISOR J.P. MORGAN FLORIDA FEDERAL SAVINGS BANK - 3(e) INVESTMENT ADVISOR

  CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
           NOT APPLICABLE

ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP: NOT APPLICABLE

ITEM 10 CERTIFICATION:

  BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE,
COMPLETE AND CORRECT.


								KATHLEEN H. TRIPP
								VICE PRESIDENT